One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-3900
Fax (914) 921-5099
www.gabelli.com

CASH FLOW
RESEARCH

GAMCO Investors, Inc.

September 5, 2012

Mr. Douglas A. Starrett
President and Chief Executive Officer
The L.S. Starrett Company
121 Crescent Street
Athol, MA 01331

Dear Mr. Starrett:

We chatted a while back concerning our interest in owning a larger share of your company. We pointed out that your poison pill is currently set at 15%.

Currently, GAMCO owns 887,325 shares of L.S. Starrett Class A Common Stock which equates to 14.76% of the Class A Common Stock outstanding.

Attached is the proposal we are sending to Steven Wilcox, your Clerk, as part of the process to put our proposal on your agenda for May 2013.

Hopefully this gives you and your Board enough time to consider alternatives.

Respectfully submitted,

Mario J. Gabelli

Encl.

MJG:bd

STOCKHOLDER PROPOSAL

RESOLVED: *that the stockholders of The L.S. Starrett Company (the "Company") request the Board of Directors redeem the rights issued pursuant to the Rights Agreement, dated as of November 2, 2010, unless the holders of a majority of the outstanding shares of common stock approve the issuance at a meeting of the stockholders held as soon as practical.*

SUPPORTING STATEMENT

As of November 2, 2010, the Board of Directors adopted a Rights Agreement. The Rights represent a corporate anti-takeover device, commonly known as a "poison pill." Absent Board intervention, the Rights are exercisable when a person or group acquires a beneficial interest in 15% or more of the outstanding common stock of the Company.

We oppose the use of Rights to prevent a potential bidder from effecting any merger or tender offer that is not approved by the Board of Directors. A poison pill stops a potential bidder from taking their offer directly to the shareholders even if an overwhelming majority would have accepted the offer. The potential bidder must instead negotiate with management, and a Board or management may sometimes have interests that conflict with interests of the shareholders. In effect, the pill allows a Board to arrogate to itself the sole right to determine what price a potential buyer must pay to acquire the entire company. The power of shareholders to accept an offer by a potential bidder provides an important check and balance on management and the Board in their stewardship of the shareholders' interests. We believe the shareholders should retain the right to decide for themselves what represents a fair price for their holdings.

WE URGE STOCKHOLDERS TO VOTE IN FAVOR OF THIS PROPOSAL.

AFFIDAVIT OF DAVID GOLDMAN

STATE OF NEW YORK)
) ss.:
COUNTY OF WESTCHESTER)

David Goldman, being duly sworn, deposes and says:

1. I am the General Counsel of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the stockholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of The L.S. Starrett Company ("L.S. Starrett") for L.S. Starrett's 2013 Annual Meeting of Stockholders.

2. GAMCO has been beneficial owner of at least 1% or $2000 in market value of the outstanding voting securities of L.S. Starrett throughout the period since August 31, 2011. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which L.S. Starrett's 2013 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.

David Goldman

Sworn to before me this
4th day of September 2012

Notary Public

GEORGE MALDONADO
Notary Public - State of New York
NO. 01MA6166667
Qualified in Westchester County
My Commission Expires 5-21-2015

655 Third Ave., New York, N.Y. 10017
Tel. (212) 972-1840

Gabelli & Company, Inc.

May 16, 1988

MAGNA CARTA OF SHAREHOLDER RIGHTS

There has been a great deal of dialogue among fund sponsors, especially among corporate sponsors, about the voting of proxies. The U.S. Department of Labor has focused on this as well. We thought it timely to share with you our thought process on the voting of proxies.

The MAGNA CARTA (a) of Shareholder Rights

As we have stated in the past, we are neither for nor against management. We are for shareholders.

As security analysts we are best informed (sic!) to make the decisions on matters that will affect the economic value of investments. We believe a Magna Carta of Shareholder Rights should exist. What do you as a professional in the investment business think?

We feel there are issues that affect corporate governance. The following list outlines our position on these issues:

We are in favor of:

Cumulative Voting
Golden Parachutes
One Share: One Vote
Cash Incentives
Pre-emptive Rights

We will vote against:

Greenmail
Poison Pills
Supermajority Voting
Blank Check Preferreds
Super-Dilutive Stock Options

This is our policy. We will make exceptions when we encounter management that demonstrates superior sensitivity to the needs of shareholders. What are you doing?

(a) The MAGNA CARTA (L. great charter) was signed in June 1215 at Runnymede on the Thames. It was the decisive step forward in the establishment of constitutional government in England.

Mario J. Gabelli, C.F.A.